February 12, 2020

Brett Farabaugh
Interim Chief Financial Officer
TransEnterix, Inc.
635 Davis Drive, Suite 300
Morrisville, NC 27560

       Re: TransEnterix, Inc.
           Registration Statement on Form S-3
           Filed February 7, 2020
           File No. 333-236337

Dear Mr. Farabaugh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Mary J. Mullany, Esquire